

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2026

Alan Urban
Chief Financial Officer
GT Biopharma, Inc.
505 Montgomery Street
10th Floor
San Francisco, California 94111

> **Re: GT Biopharma, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 21, 2026**
> **File No. 333-292856**

Dear Alan Urban:

　　This is to advise you that we have not reviewed and will not review your registration statement.

　　Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　Please contact Jimmy McNamara at 202-551-7349 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: 　JR Lanis